Exhibit k.4

CONFIDENTIAL

Services Agreement

This Services Agreement (the “Agreement”) is entered into and effective as of May 31, 2021 (the “Effective Date”) by and among:

1.	SS&C Technologies, Inc., a corporation incorporated in the State of Delaware (“SS&C Tech”), and ALPS Fund Services, Inc., a corporation organized in the State of Colorado (“SS&C ALPS” and collectively with SS&C Tech, “SS&C”); and

2.	Silver Spike Capital, LLC, a limited liability company organized in the State of Delaware (“Administrator”), for itself and with respect to the investment company, Silver Spike Investment Corp., a corporation incorporated in the State of Maryland and registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end investment company (“Company”).

Administrator and Company each may be referred to individually and collectively as “Client.” SS&C and Client each may be referred to individually as a “Party” or collectively as “Parties.”

1.	Definitions; Interpretation

1.1.	As used in this Agreement, the following terms have the following meanings:

(a)           “Action” means any civil, criminal, regulatory or administrative lawsuit, allegation, demand, claim, counterclaim, action, dispute, sanction, suit, request, inquiry, investigation, arbitration or proceeding, in each case, made, asserted, commenced or threatened by any Person (including any Government Authority).

(b)           “Affiliate” means, with respect to any Person, any other Person that is controlled by, controls, or is under common control with such Person and “control” of a Person means: (i) ownership of, or possession of the right to vote, more than 25% of the outstanding voting equity of that Person or (ii) the right to control the appointment of the board of directors or analogous governing body, management or executive officers of that Person.

(c)           “Business Day” means a day other than a Saturday or Sunday on which the New York Stock Exchange is open for business.

(d)           “Claim” means any Action arising out of the subject matter of, or in any way related to, this Agreement, its formation or the Services.

(e)           “Client Data” means all data of Client, including data related to securities trades and other transaction data, investment returns, issue descriptions, and Market Data provided by Client and all output and derivatives thereof, necessary to enable SS&C to perform the Services, but excluding SS&C Property.

(f)           “Confidential Information” means any information about Client or SS&C, including this Agreement, except for information that (i) is or becomes part of the public domain without breach of this Agreement by the receiving Party, (ii) was rightfully acquired from a third party, or is developed independently, by the receiving Party, or (iii) is generally known by Persons in the technology, securities, or financial services industries.

(g)           “Controller” has the meaning given in Article 4 (Definitions) of GDPR and Section 2 of DPL, as applicable.

(h)	“Data Supplier” means a supplier of Market Data.

(i)	“DPL” means the Cayman Islands Data Protection Law, 2017.

(j)            “GDPR” means the General Data Protection Regulation, Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016, the effective date of which is 25 May 2018, including any applicable data protection legislation or regulations supplementing it in those jurisdictions in which relevant Services are provided to Client by SS&C from time to time.

(k)           “Governing Documents” means the constitutional documents of an entity and, with respect to Company, all minutes of meetings of the board of directors or analogous governing body and of shareholders meetings, and any offering memorandum, subscription materials and other disclosure documents utilized by

Company in connection with the offering of any of its securities or interests to investors, all as amended from time to time.

(l)            “Government Authority” means any relevant administrative, judicial, executive, legislative or other governmental or intergovernmental entity, department, agency, commission, board, bureau or court, and any other regulatory or self-regulatory organizations, in any country or jurisdiction.

(m)            “Law” means statutes, rules, regulations, interpretations and orders of any Government Authority.

(n)            “Losses” means any and all compensatory, direct, indirect, special, incidental, consequential, punitive, exemplary, enhanced or other damages, settlement payments, attorneys’ fees, costs, damages, charges, expenses, interest, applicable taxes or other losses of any kind.

(o)            “Market Data” means third party market and reference data, including pricing, valuation, security master, corporate action and related data.

(p)            “Person” means any natural person or corporate or unincorporated entity or organization and that person’s personal representatives, successors and permitted assigns.

(q)            “Personal Data” has the meaning given in Article 4 (Definitions) of GDPR and Section 2 of DPL, as applicable.

(r)            “Processor” has the meaning given in Article 4 (Definitions) of GDPR and Section 2 of DPL, as applicable.

(s)            “Services” means the services listed in Schedule A.

(t)            “SS&C Associates” means SS&C and each of its Affiliates, members, shareholders, directors, officers, partners, employees, agents, successors or assigns.

(u)           “SS&C Property” means all hardware, software, source code, data, report designs, spreadsheet formulas, information gathering or reporting techniques, know-how, technology and all other property commonly referred to as intellectual property used by SS&C in connection with its performance of the Services.

(v)            “Third Party Claim” means a Claim (i) brought by any Person other than the indemnifying Party or (ii) brought by a Party on behalf of or that could otherwise be asserted by a third party.

1.2.         Other capitalized terms used in this Agreement but not defined in this Section 1 shall have the meanings ascribed thereto.

1.3.         Section and Schedule headings shall not affect the interpretation of this Agreement. This Agreement includes the schedules and appendices hereto. In the event of a conflict between this Agreement and such schedules or appendices, the former shall control.

1.4.         Words in the singular include the plural and words in the plural include the singular. The words “including,” “includes,” “included” and “include”, when used, are deemed to be followed by the words “without limitation.” Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “hereof,” “herein” and “hereunder” and words of analogous import shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

1.5.         The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Agreement, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. The Parties have mutually negotiated the terms hereof and there shall be no presumption of law relating to the interpretation of contracts against the drafter.

2.	Services and Fees

2.1.          Subject to the terms of this Agreement, SS&C will perform the Services set forth in Schedule A for Client. SS&C shall be under no duty or obligation to perform any service except as specifically listed in Schedule A or take any action except as specifically listed in Schedule A or this Agreement, and no other duties or obligations, including, valuation related, fiduciary or analogous duties or obligations, shall be implied. Client requests to change the Services, including those necessitated by a change to the Governing Documents of Company, or a changes in applicable Law, will only be binding on SS&C when they are reflected in an amendment to Schedule A.

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2.2.         Client agrees to pay the fees, charges and expenses in accordance with, and in the manner set forth in, the fee letter(s) (a “Fee Letter”), which may be amended from time to time. Each Fee Letter is incorporated by reference into this Agreement and subject to the terms of this Agreement. Payment by Client shall not limit SS&C’s rights of recourse against Client.

2.3.         In carrying out its duties and obligations pursuant to this Agreement, some or all Services may be delegated by SS&C to one or more of its Affiliates or other Persons (and any required Client consent to such delegation shall not be unreasonably revoked or withheld in respect of any such delegations), provided that such Persons are selected in good faith and with reasonable care and are monitored by SS&C. If SS&C delegates any Services, (i) such delegation shall not relieve SS&C of its duties and obligations hereunder, (ii) in respect of Personal Data, such delegation shall be subject to a written agreement obliging the delegate to comply with the relevant delegated duties and obligations of SS&C, and (iii) if required by applicable Law, SS&C will identify such agents and the Services delegated and will update Client when making any material changes in sufficient detail to provide transparency and to enable Client to object to a particular arrangement.

2.4.         After the first anniversary of the Agreement and on each year thereafter, all fees reflected in Fee Letter will incur an annual cost of living increase as described in Fee Letter.

3.	Client Responsibilities

3.1.          The management and control of the Client is vested exclusively in the Company’s governing body (e.g., the board of directors for a company or general partner of a limited partnership), if any, subject to the terms and provisions of the Company’s applicable Governing Documents. Company is responsible for and will make all decisions, perform all management functions relating to the operation of the Company and authorize all transactions. Without limiting the foregoing, Client shall:

(a)           designate properly qualified individuals to oversee the Services and establish and maintain internal controls, including monitoring the ongoing activities of Client and.

(b)           evaluate the accuracy, and accept responsibility for the results, of the Services, review and approve all reports, analyses and records resulting from the Services and promptly inform SS&C of any errors it is in a position to identify.

(c)           provide, or cause to be provided, and accept responsibility for, valuations of assets and liabilities in accordance with Client’s written valuation policies, as applicable.

(d)           provide SS&C with timely and accurate information including trading and investor records, valuations and any other items required by SS&C in order to perform the Services and its duties and obligations hereunder.

3.2.         The Services, including any services that involve price comparison to vendors and other sources, model or analytical pricing or any other pricing functions, are provided by SS&C as a support function to Client and do not limit or modify Client’s responsibility for determining the value of Company’s assets and liabilities.

3.3.         Client is solely and exclusively responsible for ensuring that Client complies with Law and its respective Governing Documents. It is the Client’s responsibility to provide all final Governing Documents related to the Company as of the Effective Date. The Client will notify SS&C in writing of any changes to the Company Governing Documents that may materially impact the Services and/or that affect the Company’s investment strategy, liquidity or risk profile in any material respect prior to such changes taking effect. SS&C is not responsible for monitoring Client’s compliance with (i) Law, (ii) its respective Governing Documents or (iii) any investment restrictions.

3.4.         In the event that Market Data is supplied to or through SS&C Associates in connection with the Services, the Market Data is proprietary to Data Suppliers and is provided on a limited internal-use license basis. Market Data may: (i) only be used by Client in connection with the Services and (ii) not be disseminated by Client or used to populate internal systems in lieu of obtaining a data license. Access to and delivery of Market Data is dependent on the Data Suppliers and may be interrupted or discontinued with or without notice. Notwithstanding anything in this Agreement to the contrary, neither SS&C nor any Data Supplier shall be liable to Client or any other Person for any Losses with respect to Market Data, reliance by SS&C Associates or Client on Market Data or the provision of Market Data in connection with this Agreement.

3.5.         Client shall deliver, and procure that its agents, prime brokers, counterparties, brokers, counsel, advisors, auditors, clearing agents, and any other Persons promptly deliver, to SS&C, all Client Data and the then most current

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version of all Company Governing Documents and any agreement between Administrator and Company. Client shall arrange with each such Person to deliver such information and materials on a timely basis, and SS&C will not be required to enter any agreements with that Person in order for SS&C to provide the Services.

3.6.         Notwithstanding anything in this Agreement to the contrary, so long as they act in good faith SS&C Associates shall be entitled to rely on the authenticity, completeness and accuracy of any and all information and communications of whatever nature received by SS&C Associates in connection with the performance of the Services and SS&C’s duties and obligations hereunder without enquiry or liability.

3.7.         Notwithstanding anything in this Agreement to the contrary, if SS&C is in doubt as to any action it should or should not take in its provision of Services, SS&C Associates may request directions, advice or instructions from Client, custodian or other service providers. If SS&C is in doubt as to any question of law pertaining to any action it should or should not take, Client will make available to and SS&C Associates may request advice from counsel for any of Client, Client’s independent board members, or its officers, each at the Client’s expense.

4.	Term

4.1. The initial term of this Agreement will be from the Effective Date through December 31, 2022 (“Initial Term”). Thereafter, this Agreement will automatically renew for successive terms of 1 year each (such periods, in the aggregate, the “Term”). After the Initial Term either Party may terminate this Agreement as of a calendar quarter end upon 90 days’ written notice.

5.	Termination

5.1.          SS&C or Client also may, by written notice to the other, terminate this Agreement if any of the following events occur:

(a)           The other Party breaches any material term, condition or provision of this Agreement, which breach, if capable of being cured, is not cured within 30 calendar days after the non-breaching Party gives the other Party written notice of such breach.

(b)           The other Party (i) terminates or suspends its business, (ii) becomes insolvent, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or analogous authority, (iii) becomes subject to any bankruptcy, insolvency or analogous proceeding, or (iv) where the other Party is the Client, and Client becomes subject to a material Action or an Action that SS&C reasonably determines could cause SS&C reputational harm (including any Action against an investment adviser, sub-adviser, or other service provider of Client), or (v) where the other Party is Client, material changes in Client’s Governing Documents or the assumptions set forth in Section 1 of Fee Letter are determined by SS&C, in its reasonable discretion, to materially affect the Services or to be materially adverse to SS&C.

If any such event occurs, the termination will become effective immediately or on the date stated in the written notice of termination, which date shall not be greater than 90 calendar days after the event.

5.2.         Upon delivery of a termination notice, subject to the receipt by SS&C of all then-due fees, charges and expenses, SS&C shall continue to provide the Services up to the effective date of the termination notice; thereafter, SS&C shall have no obligation to perform any services of any type unless and to the extent set forth in an amendment to Schedule A and/or Fee Letter executed by SS&C. In the event of the termination of this Agreement, SS&C shall provide exit assistance by promptly supplying requested Client Data to Client, or any other Person(s) designated by such entities, in formats already prepared in the course of providing the Services; provided that all fees, charges and expenses have been paid, including any minimum fees set forth in Schedule B for the balance of the unexpired portion of the Term. In the event that Client wishes to retain SS&C to perform additional transition or related post-termination services, including providing data and reports in new formats, Client and SS&C shall agree in writing to the additional services and related fees and expenses in an amendment to Schedule A and/or Fee Letter, as appropriate.

5.3.         Termination of this Agreement shall not affect: (i) any liabilities or obligations of any Party arising before such termination (including payment of fees and expenses) or (ii) any damages or other remedies to which a Party may be entitled for breach of this Agreement or otherwise. Sections 2.2, 6, 8, 9, 10, 11, 12 and 13 of this Agreement shall survive the termination of this Agreement. To the extent any services that are Services are performed by SS&C for Client after the termination of this Agreement all of the provisions of this Agreement except Schedule A shall survive the termination of this Agreement for so long as those services are performed.

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6.	Limitation of Liability and Indemnification

6.1.          Notwithstanding anything in this Agreement to the contrary SS&C Associates shall not be liable to Client for any action or inaction of any SS&C Associate except to the extent of direct Losses finally determined by a court of competent jurisdiction to have resulted solely from the gross negligence, willful misconduct or fraud of SS&C in the performance of SS&C’s duties or obligations under this Agreement. Under no circumstances shall SS&C Associates be liable to Client for Losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or that represent lost profits, opportunity costs or diminution of value. Client shall indemnify, defend and hold harmless SS&C Associates from and against Losses (including legal fees and costs to enforce this provision) that SS&C Associates suffer, incur, or pay as a result of any Third Party Claim or Claim between the Parties. Any expenses (including legal fees and costs) incurred by SS&C Associates in defending or responding to any Claims (or in enforcing this provision) shall be paid by Client on a quarterly basis prior to the final disposition of such matter upon receipt by Client of an undertaking by SS&C to repay such amount if it shall be determined that an SS&C Associate is not entitled to be indemnified. The maximum amount of cumulative liability of SS&C Associates to a Client for Losses arising out of the subject matter of, or in any way related to, this Agreement shall not exceed the fees paid by that Client to SS&C under this Agreement for the most recent 12 months immediately preceding the date of the event giving rise to the Claim.

7.	Representations and Warranties

7.1.	Each Party represents and warrants to each other Party that:

(a)           It is a legal entity duly created, validly existing and in good standing under the Law of the jurisdiction in which it is created, and is in good standing in each other jurisdiction where the failure to be in good standing would have a material adverse effect on its business or its ability to perform its obligations under this Agreement.

(b)           Save for access to and delivery of Market Data that is dependent on Data Suppliers and may be interrupted or discontinued with or without notice, it has all necessary legal power and authority to own, lease and operate its assets and to carry on its business as presently conducted and as it will be conducted pursuant to this Agreement and will comply in all material respects with all Law to which it may be subject, and to the best of its knowledge and belief, it is not subject to any Action that would prevent it from performing its duties and obligations under this Agreement.

(c)           It has all necessary legal power and authority to enter into this Agreement, the execution of which has been duly authorized and will not violate the terms of any other agreement.

(d)           The Person signing on its behalf has the authority to contractually bind it to the terms and conditions in this Agreement and that this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms.

7.2.          Administrator represents and warrants to SS&C that (i) it has actual authority to provide instructions and directions on behalf of Administrator and Company and that all such instructions and directions are consistent with the Governing Documents and other corporate actions of Client and Company and (ii) it will promptly notify SS&C of (1) any Action against it and (2) changes (or pending changes) in applicable Law with respect to the Client that are relevant to the Services.

7.3.         Company represents and warrants to SS&C that (i) it is a closed-end management investment company and has elected to be regulated as a business development company and is registered or required to be registered as an investment company under the U.S. Investment Company Act of 1940, as amended, and (ii) its securities are not publicly registered or required to be publicly registered in the U.S. or the EU.

8.	Client Data

8.1. Client will (i) provide or ensure that other Persons provide all Client Data to SS&C in an electronic format that is acceptable to SS&C (or as otherwise agreed in writing) and (ii) confirm that each has the right to so share such Client Data. As between SS&C and Client, all Client Data shall remain the property of the applicable Client. Client Data shall not be used or disclosed by SS&C other than in connection with providing the Services and as permitted under Section 11.2.2. SS&C shall be permitted to act upon instructions from Client or Management with respect to the disclosure or disposition of Client Data related to Company, but may refuse to act upon such instructions where it doubts, in good faith, the authenticity or authority of such instructions.

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8.2.          SS&C shall maintain and store material Client Data used in the books and records of Company for at least a rolling period of 7 years starting from the Effective Date, or such longer period as required by applicable Law or its internal policies.

9.	Data Protection

9.1.         From time to time and in connection with the Services SS&C may obtain access to certain personal data from Client and, if applicable, as Processor of the Client. Personal Data relating to Client and its Affiliates, members, shareholders, directors, officers, partners, employees and agents will be processed by and on behalf of SS&C. Client consents to the transmission and processing of such data outside the jurisdiction governing this Agreement in accordance with applicable Law. SS&C only transfers Personal Data to Affiliates that have executed a data transfer agreement containing the European Union model clauses in accordance with GDPR (deemed equivalent in the Cayman Islands for the purpose of DPL).

(a)           If the Client is deemed to be a Controller, as notified by it to SS&C, then: (i) SS&C will comply with its applicable obligations as a Processor under DPL and GDPR, including those requirements set out in Articles 28 (Processor), 29 (Processing under the authority of the controller or processor), 31 (Cooperation with the supervisory authority) and 32 (Security of processing) of GDPR, (ii) SS&C will notify Client without undue delay after becoming aware of a relevant Personal Data breach and provide reasonable assistance to Client in its notification of that Personal Data breach to the relevant supervisory authority and those data subjects affected as set out in Articles 33 (Notification of a personal data breach to the supervisory authority) and 34 (Communication of a personal data breach to the data subject) of GDPR and the equivalent provisions of DPL, and (iii) SS&C will not disclose or use Personal Data obtained from or on behalf of Client except in accordance with Client’s lawful instructions, to carry out SS&C’s obligations under, or as otherwise permitted pursuant to the terms of, its agreements with Client and to comply with applicable Law, including GDPR and DPL.

(b)           If the Client is deemed to be a Controller, as notified by it to SS&C, then Client will ensure that all relevant Personal Data subjects for whom SS&C will process Personal Data on Client’s behalf as contemplated by its agreement(s) with Client are fully informed concerning such processing, including, where relevant, the processing of such data outside the European Union and the Cayman Islands and if applicable provide GDPR and/or DPL compliant consent.

9.2.         Client acknowledges that SS&C intends to develop and offer analytics-based products and services for its customers. In providing such products and services, SS&C will be using consolidated data across all clients, including data of Client, and make such consolidated data available to clients of the analytics products and services. Client hereby consents to the use by SS&C of Client Confidential Information (including anonymized shareholder information) in the offering of such products and services, and to disclose the results of such analytics services to its customers and other third parties, provided the information will be aggregated, anonymized and may be enriched with external data sources. SS&C will not disclose shareholder names or other personal identifying information, or information specific to or identifying Client or any information in a form or manner which could reasonably be utilized to readily determine the identity of Client or its shareholders.

10.	SS&C Property

10.1.        SS&C Property is and shall remain the property of SS&C or, when applicable, its Affiliates or suppliers. Neither Client nor any other Person shall acquire any license or right to use, sell, disclose, or otherwise exploit or benefit in any manner from, any SS&C Property, except as specifically set forth herein. Client shall not (unless required by Law) either before or after the termination of this Agreement, disclose to any Person not authorized by SS&C to receive the same, any information concerning the SS&C Property and shall use reasonable efforts to prevent any such disclosure.

11.	Confidentiality

11.1.        Each Party shall not at any time disclose to any Person any Confidential Information concerning the business, affairs, customers, clients or suppliers of the other Party or its Affiliates, except as permitted by this Section 11.

11.2.	Each Party may disclose the other Party’s Confidential Information:

(a)           In the case of Client, to each of its Affiliates, members, shareholders, directors, officers, partners, employees and agents (“Client Representative”) who need to know such information for the purpose of

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carrying out Client’s duties under, or receiving the benefits of or enforcing, this Agreement. Client shall ensure compliance by Client Representatives with Section 11.1.

(b)           In the case of SS&C, to Client and each SS&C Associate, Client Representative, investor, Client bank or broker, Client counterparty or agent thereof, or payment infrastructure provider who needs to know such information for the purpose of carrying out SS&C’s duties under or enforcing this Agreement. SS&C shall ensure compliance by SS&C Associates with Section 11.1 but shall not be responsible for such compliance by any other Person.

(c)           As may be required by Law or pursuant to legal process; provided that the disclosing Party (i) where reasonably practicable and to the extent legally permissible, provides the other Party with prompt written notice of the required disclosure so that the other Party may seek a protective order or take other analogous action, (ii) discloses no more of the other Party’s Confidential Information than reasonably necessary and (iii)  reasonably cooperates with actions of the other Party in seeking to protect its Confidential Information at that Party’s expense.

11.3.      Neither Party shall use the other Party’s Confidential Information for any purpose other than to perform its obligations under this Agreement. Each Party may retain a record of the other Party’s Confidential Information for the longer of (i) 7 years or (ii) as required by Law or its internal policies.

11.4.      SS&C’s ultimate parent company is subject to U.S. federal and state securities Law and may make disclosures as it deems necessary to comply with such Law. SS&C shall have no obligation to use Confidential Information of, or data obtained with respect to, any other client of SS&C in connection with the Services.

11.5.      Upon the prior written consent of the applicable Client or Management, SS&C shall have the right to identify such Client in connection with its marketing-related activities and in its marketing materials as a client of SS&C. Upon the prior written consent of SS&C, Client shall have the right to identify SS&C and to describe the Services and the material terms of this Agreement. This Agreement shall not prohibit SS&C from using any Client data (including Client Data) in tracking and reporting on SS&C’s clients generally or making public statements about such subjects as its business or industry; provided that Client is not named in such public statements without its prior written consent. If the Services include the distribution by SS&C of notices or statements to investors, SS&C may, upon advance notice to Client, include reasonable notices describing those terms of this Agreement relating to SS&C and its liability and the limitations thereon; if investor notices are not sent by SS&C but rather by Client or some other Person, Client will reasonably cooperate with any request by SS&C to include such notices. Client shall not, in any communications with any Person, whether oral or written, make any representations stating or implying that SS&C is (i) providing valuations with respect to Client’s securities, products or services, verifying any valuations, (ii) verifying the existence of any assets in connection with the investments, products or services of Client, or (iii) acting as a fiduciary, investment advisor, tax preparer or advisor, custodian or bailee with respect to Client, Management or any of their respective assets, investors or customers.

11.6.      In the event Client obtains information from SS&C, which is not intended for Client, Client agrees to (i) immediately, and in no case more than twenty-four (24) hours after discovery thereof, notify SS&C that unauthorized information has been made available to Client; (ii) not knowingly review, disclose, release, or in any way, use such unauthorized information; (iii) provide SS&C reasonable assistance in retrieving such unauthorized information and/or destroy such unauthorized information; and (iv) deliver to SS&C a certificate executed by an authorized officer of Client certifying that all such unauthorized information in Client’s possession or control has been delivered to SS&C or destroyed as required by this provision.

12.	Notices

12.1.        Except as otherwise provided herein, all notices required or permitted under this Agreement or required by Law shall be effective only if in writing and delivered: (i) personally, (ii) by registered mail, postage prepaid, return receipt requested, (iii) by receipted prepaid courier, (iv) by any confirmed facsimile or (v) by any electronic mail, to the relevant address or number listed below (or to such other address or number as a Party shall hereafter provide by notice to the other Parties). Notices shall be deemed effective when received by the Party to whom notice is required to be given.

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If to SS&C (to each of):

SS&C Technologies, Inc.

4 Times Square, 6th Floor

New York, New York 10036

Attention: Chief Operating Officer

General Counsel

E-mail: SSCGlobeOpNotices@sscinc.com

notices@sscinc.com

If to Client:

Silver Spike Investment Corp

660 Madison Ave Ste 1600

New York, NY 10065

Attention: Greg Gentile

Tel: +1 212-905-4920

E-mail: greg@silverspikecap.com

13.	Miscellaneous

13.1.       Amendment; Modification. This Agreement may not be amended or modified except in writing signed by an authorized representative of each Party. No SS&C Associate has authority to bind SS&C in any way to any oral covenant, promise, representation or warranty concerning this Agreement, the Services or otherwise.

13.2.       Assignment. Neither this Agreement nor any rights under this Agreement may be assigned or otherwise transferred by Client, in whole or in part, whether directly or by operation of Law, without the prior written consent of SS&C. SS&C may assign or otherwise transfer this Agreement: (i) to a successor in the event of a change in control of SS&C, (ii) to an Affiliate or (iii) in connection with an assignment or other transfer of a material part of SS&C’s business. Any attempted delegation, transfer or assignment prohibited by this Agreement shall be null and void.

13.3.       Choice of Law; Choice of Forum. This Agreement shall be interpreted in accordance with and governed by the Law of the State of New York. The courts of the State of New York and the United States District Court for the Southern District of New York shall have exclusive jurisdiction to settle any Claim. Each Party submits to the exclusive jurisdiction of such courts and waives to the fullest extent permitted by Law all rights to a trial by jury.

13.4.       Counterparts; Signatures. This Agreement may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and shall be binding to the same extent as if original signatures were exchanged.

13.5.      Entire Agreement. This Agreement (including any schedules, attachments, amendments and addenda hereto) contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto. This Agreement sets out the entire liability of SS&C Associates related to the Services and the subject matter of this Agreement, and no SS&C Associate shall have any liability to Client or any other Person for, and Client hereby waives to the fullest extent permitted by applicable law recourse under, tort, misrepresentation or any other legal theory.

13.6.      Force Majeure. SS&C will not be responsible for any Losses of property in SS&C Associates’ possession or for any failure to fulfill its duties or obligations hereunder if such Loss or failure is caused, directly or indirectly, by war, terrorist or analogous action, the act of any Government Authority or other authority, riot, civil commotion, rebellion, storm, accident, fire, lockout, strike, power failure, computer error or failure, delay or breakdown in communications or electronic transmission systems, or other analogous events. SS&C shall use commercially reasonable efforts to minimize the effects on the Services of any such event.

13.7.      Non-Exclusivity. The duties and obligations of SS&C hereunder shall not preclude SS&C from providing services of a comparable or different nature to any other Person. Client understands that SS&C may have relationships with Data Suppliers and providers of technology, data or other services to Client and SS&C may receive economic or other benefits in connection with the Services provided hereunder.

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13.8.       No Partnership. Nothing in this Agreement is intended to, or shall be deemed to, constitute a partnership or joint venture of any kind between the Parties.

13.9.       No Solicitation. During the term of this Agreement and for a period of 12 months thereafter, Client will not directly or indirectly solicit the services of, or otherwise attempt to employ or engage any employee of SS&C or its Affiliates without the consent of SS&C; provided, however, that the foregoing shall not prevent Client from soliciting employees through general advertising not targeted specifically at any or all SS&C Associates. If Client employs or engages any SS&C Associate during the term of this Agreement or the period of 12 months thereafter, Client shall pay for any fees and expenses (including recruiters’ fees) incurred by SS&C or its Affiliates in hiring replacement personnel as well as any other remedies available to SS&C.

13.10.    No Warranties. Except as expressly listed herein, SS&C and each Data Supplier make no warranties, whether express, implied, contractual or statutory with respect to the Services or Market Data. SS&C disclaims all implied warranties of merchantability and fitness for a particular purpose with respect to the Services. All warranties, conditions and other terms implied by Law are, to the fullest extent permitted by Law, excluded from this Agreement.

13.11.    Severance. If any provision (or part thereof) of this Agreement is or becomes invalid, illegal or unenforceable, the provision shall be deemed modified to the minimum extent necessary to make it valid, legal and enforceable. If such modification is not practical, the relevant provision shall be deemed deleted. Any such modification or deletion of a provision shall not affect the validity, legality and enforceability of the rest of this Agreement. If a Party gives notice to another Party of the possibility that any provision of this Agreement is invalid, illegal or unenforceable, the Parties shall negotiate to amend such provision so that, as amended, it is valid, legal and enforceable and achieves the intended commercial result of the original provision.

13.12.    Testimony. If SS&C is required by a third party subpoena or otherwise, to produce documents, testify or provide other evidence regarding the Services, this Agreement or the operations of Client in any Action to which Client or Management is a party or otherwise related to Client, Client shall reimburse SS&C for all costs and expenses, including the time of its professional staff at SS&C’s standard rates and the cost of legal representation, that SS&C reasonably incurs in connection therewith.

13.13.    Third Party Beneficiaries. This Agreement is entered into for the sole and exclusive benefit of the Parties and will not be interpreted in such a manner as to give rise to or create any rights or benefits of or for any other Person except as set forth with respect to SS&C Associates and Data Suppliers.

13.14.    Waiver. No failure or delay by a Party to exercise any right or remedy provided under this Agreement or by Law shall constitute a waiver of that or any other right or remedy, nor shall it prevent or restrict the further exercise of that or any other right or remedy. No exercise (or partial exercise) of such right or remedy shall prevent or restrict the further exercise of that or any other right or remedy.

13.15.    Certain Third Party Vendors. Nothing herein shall impose any duty upon SS&C in connection with or make SS&C liable for the actions or omissions to act of the following types of unaffiliated third parties: (a) courier and mail services including but not limited to Airborne Services, Federal Express, UPS and the U.S. Mails, (b) telecommunications companies including but not limited to AT&T, Verizon, Sprint, and other delivery, telecommunications and other such companies not under the Party’s reasonable control, and (c) third parties not under the Party’s reasonable control or subcontract relationship providing services to the financial industry generally, such as, by way of example and not limitation, the Depository Trust Clearing Corporation (processing and settlement services), Broadridge Financial Services (investor communications), Client custodian banks (custody and fund accounting services) and administrators (blue sky and fund administration services), Data Suppliers, and national database providers such as Choice Point, Acxiom, TransUnion or Lexis/Nexis and any replacements thereof or similar entities, provided, if SS&C selected such company, SS&C shall have exercised due care in selecting the same. Such third party vendors shall not be deemed, and are not, subcontractors for purposes of this Agreement.

* * *

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This Agreement has been entered into by the Parties as of the Effective Date.

SS&C Technologies, Inc.		ALPS Fund Services, Inc.

By:	/s/ Bhagesh Malde	By:	/s/ Bhagesh Malde
Name:	Bhagesh Malde	Name:	Bhagesh Malde
Title:	Authorized Signatory	Title:	Authorized Signatory

Silver Spike Capital, LLC		Silver Spike Investment Corp.

By:	/s/ Greg Gentile	By:	/s/ Greg Gentile
Name:	Greg Gentile	Name:	Greg Gentile
Title:	Manager	Title:	Director

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Schedule A

Services

A.	General

1.	As used in this Schedule A, the following additional terms have the following meanings:

(i)	“AML” means anti-money laundering and countering the financing of terrorism.

(ii)	“investor” means an equity owner in Company, whether a shareholder in a company, a partner in a partnership, a unitholder in a trust or otherwise. A “prospective investor” means an applicant to become an investor.

(iii)	“OFAC” means the Office of Foreign Assets Control, an agency of the United States Department of the Treasury.

2.	Any references to Law shall be construed to the Law as amended to the date of the effectiveness of the applicable provision referencing the Law.

3.	Client acknowledges that SS&C’s ability to perform the Services is subject to SS&C’s timely receipt of all Client Data, the then most current version of Company Governing Documents and required implementation documentation and SS&C application user forms, and the receipt of such information in an accurate and complete form, and in electronic file format, acceptable to SS&C.

4.	Client acknowledges that SS&C’s ability to perform the Services is subject to the following dependencies:

(i)	Client and other Persons that are not employees or agents of SS&C whose cooperation is reasonably required for SS&C to provide the Services providing cooperation, information and, as applicable, instructions to SS&C promptly, in agreed formats, by agreed media and within agreed timeframes as required to provide the Services.

(ii)	The communications systems operated by Client and other Persons that are not employees or agents of SS&C remaining fully operational.

(iii)	The accuracy and completeness of any Client Data or other information provided to SS&C Associates in connection with the Services by any Person.

(iv)	Client informing SS&C on a timely basis of any modification to, or replacement of, any agreement to which it is a party that is relevant to the provision of the Services.

(v)	Any warranty, representation, covenant or undertaking expressly made by Client under or in connection with this Agreement being and remaining true, correct and discharged at all relevant times.

5.	Notwithstanding anything in this Agreement to the contrary, SS&C ALPS is responsible for providing the Services listed under Section C “Transfer Agency and Investor Relations”, Section D “AML” and Section E “Legal Administration” and SS&C Tech is responsible for providing all other Services.

6.	The following Services will be performed by SS&C and, as applicable, are contingent on the performance by Client of the duties and obligations listed.

B.	Real Assets Accounting and Administration

1.	Set-up and onboarding:

(i)	Review Client Governing Documents to obtain information regarding applicable matters required to perform the Services.

(ii)	Create and populate in SS&C’s systems applicable entities, charts of accounts and investment information.

(iii)	Develop financial statement templates and management reporting as agreed in writing between SS&C and Client (additional fees apply for custom reporting).

2.	Maintain the general ledger and source journals for Client.

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3.	Record the following transactions/items: (i) investment transactions (e.g., purchases, sales and loans), (ii) investment income, (iii) fair value adjustments, (iv) interest and dividend income, (v) operating expenses and (vi) management fees.

4.	Prepare quarterly (i) work paper packages and (ii) investor reporting packages.

5.	Coordinate the annual audit between Client and Client auditor, including establishing timelines for SS&C deliverables, and answering questions as appropriate. Prepare Client’s ]draft annual financial statements and accompanying materials, as agreed in writing.

(i)	Client shall (I) provide information to SS&C to complete the financial statement schedules and notes to the financial statements if SS&C is preparing such notes, (for matters such as risk management disclosures, details of related party transactions, netting and collateral arrangements), (II) assist and guide SS&C with determining industry, geographic and other descriptions and classification of assets, (III) provide all required disclosure of regulatory status, (IV) provide such other information and assistance as SS&C may reasonably request related to the preparation and audit of the financial statements or related schedules, as appropriate, and (V) approve all information prepared on behalf of Client and provided to the auditor.

(ii)	Notwithstanding anything in this Agreement to the contrary, Client has ultimate authority over and responsibility for its financial statements.

6.	Prepare and review Client bank account reconciliations and required schedules on a monthly basis, as agreed in writing.

C.	Transfer Agency and Investor Services

1.	SS&C shall:

(i)	Establish and maintain shareholder accounts

(ii)	Process and record purchase and redemption orders

(iii)	Process dividends and capital gain distributions

(iv)	Perform DTCC processing

(v)	Provide Client with confirmations and account statements

(vi)	Process year-end shareholder tax reporting

(vii)	Perform required AML and CIP services

(viii)	Handle 800-line phone calls on recorded lines

(ix)	Coordinate daily fulfillment process

(x)	Compile monthly reports on call statistics

D.	AML

1.	SS&C may assume the authenticity and accuracy of any document or information provided by a prospective investor or investor without verification unless, in the sole discretion of SS&C, the same on its face appears not to be genuine. In the event of delay or failure by a prospective investor or investor to produce any information required by the subscription or similar agreement of Fund or requested by SS&C, SS&C may refuse to process the subscription and the subscription monies related thereto or may refuse to allow a redemption until the applicable information has been provided. SS&C shall not process any payment from a prospective investor or make any payment for redemption proceeds to an investor if SS&C determines, or if SS&C receives instructions that Fund has (or, if applicable and defined below, Fund AML Officers) have determined, that such payment would violate any AML law.

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U.S. Domiciled Funds

2.	Notwithstanding the ability of Fund to delegate the maintenance of certain AML procedures to SS&C, Fund is ultimately responsible for ensuring its compliance with applicable AML law, including identifying, assessing and understanding relevant AML risks. SS&C will disclose to Fund if SS&C files, on its own behalf, a suspicious activity report in relation to Fund, investors or prospective investors, unless in the sole discretion of SS&C, such disclosure would be prohibited by applicable Law. Such disclosure shall identify the prospective investor or investor and the transaction which is the subject of the suspicious activity report and include a summary statement as to why the transaction is believed to be suspicious.

3.	With respect to Funds that are U.S. domiciled, relying on external services as well as information provided on Fund subscription documents, screen the names of each prospective investor and report whether each subscriber is (i) a person identified on the sanctions lists administered and published by OFAC, including the list of specially designated nationals and blocked persons or (ii) believed to be a senior non-U.S. political figure or an immediate family member or close associate of such a figure (collectively “PEP”) or a non-U.S. shell bank.

E.	Legal Administration

1.	SS&C shall:

(i)	Coordinate EDGARization and filing of annual proxy statements and amendments to form N-2

(ii)	Coordinate the preparation of quarterly meeting agendas and conduct pre-board meeting planning calls

(iii)	Coordinate the compilation and distribution of the quarterly board meeting materials

(iv)	Participate in the quarterly board meetings telephonically and prepare initial drafts of meeting minutes

F.	Bank Loan Processing

1.	Provide trade processing support for loan transactions including recording trade settlements, reconciliation of settlements and tracking associated loan documentation.

2.	Provide asset servicing support related to loan positions including liaising with the loan agent on various aspects of loan maintenance and reconciliation.

3.	Process loan restructurings, maturity amendments and extensions and bankruptcy reorganizations with respect to loan transactions.

4.	Obtain and maintain static data on loan facilities subject to receipt from the applicable agent bank.

5.	Provide loan information reporting (e.g., trade blotter, market value position report and loan contract position report) to Client.

6.	Store agent bank notices received with respect to loan positions and make available to Client in a format as agreed in writing with Client.

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G.	Loan Agency

1.	Invoice the borrower(s) and coordinate principal, interest, and other life cycle event payments and borrower elections with applicable parties. Respond timely to borrower inquiries about life cycle events, including calculation of invoiced amounts.

2.	Notify lenders of loan lifecycle events and initiate wire transfers for payment to the lender group. For facilities with unfunded commitments (i.e., delay draw term loans and revolving credit facilities), send notification to lender group when a borrowing is requested, track the receipt of funds in the bank accounts and remit appropriate funds to borrower(s). Respond timely to lender group inquiries about life cycle events, including calculation of invoiced amounts.

3.	Screen the names of each borrower and lender prior to initiating a wire transfer to such borrower or lender from the Client and report whether any borrower or lender is a person identified on the sanctions lists administered and published by OFAC, including the list of specially designated nationals and blocked persons.

4.	Retain electronic documents.

5.	Provide Client online access to a portal with read-only access to the portfolio accounting modules.

H.	Miscellaneous

1.	Notwithstanding anything to the contrary in this Agreement, SS&C:

(i)	Does not maintain custody of any cash or securities.

(ii)	Does not have the ability to authorize transactions.

(iii)	Does not have the authority to enter into contracts on behalf of Client.

(iv)	Is not responsible for determining the valuation of Client’s assets and liabilities.

(v)	Does not perform any management functions or make any management decisions with regard to the operation of Client.

(vi)	Is not responsible for affecting any U.S. federal or state regulatory filings which may be required or advisable as a result of the offering of interests in Client.

(vii)	Is not Client’s tax advisor and does not provide any tax advice.

(viii)	Is not obligated to perform any additional or materially different services due to changes in law or audit guidance.

2.	It is the responsibility of Client to safeguard all passwords and any other login credentials; for all purposes of this Agreement SS&C shall be entitled to assume that any user of such credentials is an authorized representative of Client.

3.	If SS&C allows Client, investors or their respective agents and representatives (“Users”) to (i) receive information and reports from SS&C and/or (ii) issue instructions to SS&C via web portals or other similar electronic mechanisms hosted or maintained by SS&C or its agents (“Web Portals”):

(i)	Access to and use of Web Portals by Users shall be subject to the proper use by Users of usernames, passwords and other credentials issued by SS&C (“User Credentials”) and to the additional terms of use that are noticed to Users on such Web Portals. Client shall be solely responsible for the results of any unauthorized use, misuse or loss of User Credentials by their authorized Users and for compliance by such Users with the terms of use noticed to Users with respect to Web Portals, and shall notify SS&C promptly upon discovering any such unauthorized use, misuse or loss of User Credentials or breach by Client or their authorized Users of such terms of use. Any change in the status or authority of an authorized User communicated by Client shall not be effective until SS&C has confirmed receipt and execution of such change.

(ii)	SS&C grants to Client a limited, non-exclusive, non-transferable, non-sublicenseable right during the term of this Agreement to access Web Portals solely for the purpose of accessing Client Data and, if applicable, issue instructions. Client will ensure that any use of access to any Web Portal is

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in accordance with SS&C’s terms of use, as noticed to the Users from time to time. This license does not include: (i) any right to access any data other than Client Data; or (ii) any license to any software.

(iii)	Client will not (A) permit any third party to access or use the Web Portals through any time-sharing service, service bureau, network, consortium, or other means; (B) rent, lease, sell, sublicense, assign, or otherwise transfer its rights under the limited license granted above to any third party, whether by operation of law or otherwise; (C) decompile, disassemble, reverse engineer, or attempt to reconstruct or discover any source code or underlying ideas or algorithms associated with the Web Portals by any means; (D) attempt to modify or alter the Web Portal in any manner; or (E) create derivative works based on the Web Portal. Client will not remove (or allow to be removed) any proprietary rights notices or disclaimers from the Web Portal or any reports derived therefrom.

(iv)	SS&C reserves all rights in SS&C systems and in the software that are not expressly granted to Client hereunder.

(v)	SS&C may discontinue or suspend the availability of any Web Portals at any time without prior notice; SS&C will endeavor to notify Client as soon as reasonably practicable of such action.

4.	Notwithstanding anything in this Agreement to the contrary, Client has ultimate authority over and responsibility for its tax matters and financial statement tax disclosures. All memoranda, schedules, tax forms and other work product produced by SS&C are the responsibility of Client and are subject to review and approval by Client’s auditors, or tax preparers, as applicable and SS&C bears no responsibility for reliance on tax calculations and memoranda prepared by SS&C.

5.	SS&C shall provide reasonable assistance to responding to due diligence and analogous requests for information from investors and prospective investors (or others representing them); provided, that SS&C may elect to provide these services only upon Client agreement in writing to separate fees in the event responding to such requests becomes, in SS&C’s sole discretion, excessive.

6.	Reports and information shall be deemed provided to Client if they are made available to Client online through SS&C’s Web Portal.

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